CONSENT OF QUALIFIED PERSON

I, Gilles Arseneau, DO HEREBY CONSENT to the public filing of the written disclosure of the technical report entitled “Technical report on the Onek deposit, Onek property, Keno Hill district, Yukon” dated September 8, 2011 (the “Technical Report”) and any extracts from or a summary of the Technical Report in the press release dated July 27, 2011 (the “Disclosure Document”) of Alexco Resources Corp. (the “Company”) and to the filing by the Company of the Technical Report with the securities regulatory authorities referred to above.

I also CONFIRM THAT I have read the written disclosure being filed and that it fairly and accurately represents the information derived from the Technical Report that supports the disclosure in the Disclosure Document.

Dated this September 8, 2011.

”Original Signed and sealed”
Gilles Arseneau, P.Geo